Exhibit 99.1

Greenhouse Gas Emission Reduction Benefits of Natural Gas for Transportation Confirmed by New NGVA Europe Study

~Westport Fuel Systems Next-Generation Natural Gas Engine and Vehicle Technologies Validated as a Key Solution for De-carbonizing the Transport Sector~

VANCOUVER, June 5, 2017 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPRT / Nasdaq:WPRT) today announced the publication of a new study by Natural Gas Vehicles Association Europe ("NGVA Europe") that quantified the greenhouse gas ("GHG") emission reduction benefits of natural gas for light duty and heavy duty transportation. Alongside data from the major European vehicle and engine makers, Westport Fuel Systems made GHG emissions data specific to the Volvo V60 Bi-Fuel passenger car that uses its advanced natural gas technology from Westport, and Westport High Pressure Direct Injection 2.0 ("Westport™ HPDI 2.0") for heavy duty trucks available for the study, enabling state of the art vehicle technologies to be included in the assessment.

The detailed well-to-wheels lifecycle analysis concluded that natural gas fueled passenger cars offer a 23% GHG emission reduction benefit compared with petrol, and 7% compared with diesel assuming an European Union ("EU") average upstream gas mix for compressed natural gas ("CNG"). In heavy-duty applications, trucks fueled by CNG or liquefied natural gas ("LNG") offer GHG emission reduction benefits of 15-16% using EU average gas mix. When the highest upstream carbon intensity originating source of LNG (from Algeria) is removed and Westport™ HPDI 2.0 technology is used, reductions of 18% to 22% were identified. These GHG benefits are significantly amplified when blends of renewable natural gas ("RNG") or biomethane are used with well-to-wheel emissions being reduced by 80-95% depending on the fuel source and production pathway.

The study analysis was performed by Thinkstep, a leading global consultant specializing in lifecycle analysis, who collected and scrutinized the most up to date data from more than 50 industry participants across the natural gas value chain to determine the potential of natural gas engines and vehicles to deliver GHG emission reductions and contribute to the de-carbonization of the transport sector.

The study is available for download at http://ngvemissionsstudy.eu/.

"Lifecycle emissions from the transport sector and the sustainability impacts of fuel are complex calculations that depend on different inputs and variables," said Karen Hamberg, Vice-President of Natural Gas Industry and Government Relations. "This study represents a significant effort to quantify lifecycle emissions in an evolving industry already deploying new technology to dramatically reduce or eliminate the largest sources of GHG emissions from both upstream and vehicle sources. As major metropolitan areas are facing increasing air quality concerns, natural gas vehicles in all segments represent an immediate opportunity to improve air quality and reduce GHG emissions."

"Next generation natural gas technology such as Westport™ HPDI 2.0, which is being launched in Europe later this year, is optimal for heavy-duty vehicles. Westport™ HPDI 2.0 is the only natural gas engine technology that provides a "no-compromise" performance value proposition while achieving diesel engine efficiency within 1% with inherently low engine-out unburnt methane emissions."

For more on the environmental benefits of natural gas for transportation, please visit http://www.westport.com/is/natural-gas/ghg-benefits-for-ngvs

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

SOURCE Westport Fuel Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/June2017/05/c2871.html

%CIK: 0001370416

For further information: Investor Inquiries: Todd Skene, Manager, Investor Relations, Westport Fuel Systems, T: +1 604-718 2046, invest@wfsinc.com

CO: Westport Fuel Systems Inc.

CNW 08:00e 05-JUN-17